Kontakt

www.linkedin.com/in/andreas-w-787308123 (LinkedIn)

Top-Kenntnisse

Unternehmensstrategie
Management
Projektmanagement

Andreas W.

CEO Click Collect Service GmbH
Walldürn

Zusammenfassung

Wir — die Click & Collect Service GmbH — bieten Ihnen innovative Click & Collect Lösungen für jeden Bedarf.

Mit unseren Schließfachanlagen unterstützen wir Sie bei der Problematik der "letzten Meile" und bieten Ihnen platzsparende und innovative Aufbewahrungs- und Übergabelösungen.

Wir bieten Ihnen einen 360° Service. Hardware, Software, Support und Consulting. Von der Projektierung bis zur Inbetriebnahme.

Alles aus einer Hand!

Berufserfahrung

Mileberry Inc.
Co-Founder
Dezember 2021 - Present (6 Monate)
San Francisco, Kalifornien, Vereinigte Staaten von Amerika

Self-Service network for last Ike delivery

Click & Collect Service GmbH
Geschäftsführer (Founder)
September 2016 - Present (5 Jahre 9 Monate)
München und Umgebung, Deutschland

ProSiebenSat.1 Media SE
Corporate Tax Manager
Oktober 2014 - September 2016 (2 Jahre)
Unterföhring

Westwing Home & Living
Finance Manager
März 2012 - September 2014 (2 Jahre 7 Monate)
München und Umgebung, Deutschland

WirtschaftsTreuhand GmbH

Tax & Audit

Oktober 2008 - Februar 2012 (3 Jahre 5 Monate)

München und Umgebung, Deutschland

Ausbildung

SRH

Master's degree, Tax - Audit - Accounting · (2005 - 2010)